Filed Pursuant to Rule 433

Registration Statement No. 333-132993

Final Term Sheet

The Korea Development Bank

US$1,000,000,000 5.30% Notes due 2013 (the “Notes”)

January 10, 2008

Issuer	The Korea Development Bank

Issue currency	U.S. DOLLAR ($)

Issue size	US$1,000,000,000

Maturity date	January 17, 2013

Settlement date	On or about January 17, 2008, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	5.30%

Interest payment dates	January 17 and July 17 of each year, commencing on July 17, 2008 and with interest accruing from January 17, 2008

Public offering price	99.857%

Gross proceeds	US$998,570,000

Underwriting discounts	0.12%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$997,370,000

Issuer’s estimated expenses associated with the offering of the Notes	Approximately US$375,000

Denominations	US$100k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Approval in-principle has been granted for the Notes to be listed on the Singapore Exchange Securities Trading Limited

Fiscal agent	The Bank of New York

CUSIP	500630BP2

ISIN	US500630BP23

Common Code	032889328

Joint Lead Managers and Bookrunners	CITIGROUP GLOBAL MARKETS INC., DEPFA BANK plc, DEUTSCHE BANK SECURITIES INC., GOLDMAN SACHS INTERNATIONAL, THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED

Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement dated January 10, 2008.

In connection with the offering, DEPFA BANK plc, one of the underwriters, has indicated an intention to purchase, for itself or its affiliates, approximately 7.5% of the Notes.

The term “guarantee” in the Preliminary Prospectus Supplement means the creation of a direct and unconditional contractual obligation of the Republic to guarantee the payment of the full amount due under the Notes on each relevant payment date, including principal, interest and premium, if any.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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